Sede legale: Piazza degli Affari, 2 – 20123 Milano

October 16, 2014

Ms. Cecilia Blye
Chief Office of Global Security Risk

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Telecom Italia S.p.A. Form 20-F for the fiscal year ended December 31, 2013 Filed April 15, 2014
File No. 1-13882

Dear Ms. Blye:

Thank you for your letter dated September 15, 2014, setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) on the annual report on Form 20-F for the year ended December 31, 2013 (the “2013 Form 20-F”) of Telecom Italia S.p.A. (“Telecom Italia”, also referred to in this letter as “we”).

Our responses to the Staff’s comments in your letter of September 15, 2014 on the 2013 Form 20-F are set forth below. To facilitate the Staff’s review, we have reproduced the captions and numbered comments from the Staff’s comment letter in bold face text. Our response follows each comment.

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1.
In your letter to us dated October 31, 2011, you discussed contacts with Syria, Sudan and Cuba by your company and your Olivetti business unit. As you are aware, Syria, Sudan and Cuba are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. You do not include disclosure in the Form 20-F about contacts with those countries. Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria, Sudan and Cuba since your 2011 letter, including through subsidiaries, affiliates, customers, joint venture partners, or other direct or indirect arrangements. In this regard, we note that the sale of your stake in Telecom Argentina S.A. has not been finalized, and that you still engage in telecommunications services with Telecom Argentina. We also note 2013 news articles reporting that you provide internet service in Syria. You should describe any products, equipment, components, technology or services you have provided to Syria, Sudan and Cuba, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

Response:

Activities relating to Cuba, Sudan and Syria (collectively the “Designated Countries”)

As disclosed in Note 47 - Events subsequent to December 31, 2010 – Sale of the entire investment held in EtecSa (Cuba) on page F-153 of our consolidated financial statements included in the 2010 Annual Report on Form 20-F filed with the Commission on April 11, 2011, our wholly owned subsidiary Telecom Italia International N.V., disposed of its entire 27% stake in EtecSA, the Cuban telecommunications operator, to Rafin S.A., a Cuban Financial Company, at the beginning of 2011.

At Telecom Italia Group level, the total cash inflow arising from such sales transaction was approximately 707 million U.S. dollars (including interest), of which 500 million U.S. dollars was paid by the buyer on January 31, 2011 while the remaining amount of approximately 207 million U.S. dollars was paid by EtecSA in 36 monthly installments (63 million U.S. dollars in 2011, 80 million U.S. dollars in 2012 and 64 million U.S. dollars in 2013).

Although we have sold our entire stake in EtecSA, as described below, we continue to have in place with Cuba normal course of business arrangements for roaming and international telecommunications services.

The only activities we have that, to our knowledge, relate in any way to the Designated Countries are:

(i)	Roaming Agreements with local mobile phone operators:

•	EtecSA, in Cuba;

•	ZAIN SD and Areeba, in Sudan;

•	MTN Syria and Syriatel Mobile Telecom SA (“Syriatel”), in Syria.

(ii)
International Carrier Agreements for the delivery of voice and data traffic from such countries to our networks and from our networks to such countries including in connection with our roaming agreements. To this end, our subsidiary Telecom Italia Sparkle S.p.A. (“TI Sparkle”) – directly and through its subsidiaries – has agreements with Sudan TLC, ZAIN Sudan and Canartel in Sudan; Syrian TLC in Syria; and EtecSA in Cuba.
In addition TI Sparkle has an agency agreement with Cypress Corporation DFZCO (a company incorporated in the “free zone” of the Dubai airport) that promotes the use of voice services towards Syrian Telecom Establishment (STE), a company reportedly affiliated with the government of Syria. The agreement provides that we pay this agent based on a fee that is a percentage of revenues we earn.

(iii)	Commercial Sale and Distribution Agreements of office products.

In quantitative terms, the impacts of all such agreements (roaming, international carrier, commercial sale and distribution) on the Telecom Italia Group consolidated financial statement line items are as follows:

(thousands of euros)	First half 2014 (*)	Year ended December 31,
		2013 (*)	2012 (*)	2011 (*)
Revenues	4,226.57	7,456.37	4,459.97	3,849.88
Expenses	24,877.03	44,803.06	69,311.77	63,505.08
Receivables	8,959.08	9,756.03	5,513.67	5,114.18
Payables	18,738.17	19,430.38	15,446.56	16,442.41

(*)
Data includes relevant information for Nortel Inversora – Telecom Argentina group. Please note that, starting from the last quarter of 2013, Nortel Inversora – Telecom Argentina group has been classified as discontinued operation and is no longer fully consolidated. Prior periods (2012 and 2011) have been restated.

Roaming Agreements

We operate one of the largest mobile networks in Italy. Through our foreign subsidiaries, we also have large mobile operations in Brazil (Tim Participações S.A. through its subsidiary TIM Celular S.A.), Argentina and Paraguay (Telecom Argentina S.A. through its subsidiaries Telecom Personal S.A. and Núcleo S.A., respectively). Through roaming agreements a mobile subscriber is able to use his or her mobile phone on a network different from such mobile subscriber’s home network.  The following is the definition of roaming that we provided in the glossary on page 73 of the 2013 Form 20-F:

Roaming:  A function that enables wireless subscribers to use the service on networks of operators other than the one with which they signed their initial contract. The roaming service is active when wireless is used in a foreign country (included in GSM network).

Like all major mobile networks, in response to competition and customer demands, Telecom Italia, Tim Participações group and Telecom Argentina group have entered into roaming agreements with many foreign mobile networks, so as to allow their customers to make and receive calls when travelling abroad.

Roaming agreements are, including those relating to the Designated Countries, on standard terms and conditions. In fact, entering into roaming agreements is an activity carried out in the ordinary course of business by a mobile network operator.

Roaming agreements are, generally, reciprocal.  Pursuant to a roaming agreement our mobile customers may, when they are in a foreign country covered by the network (the “Foreign Network”) of an operator with which we have a roaming agreement, make and receive calls on their mobile using such operator’s network.  Likewise, when a customer of such Foreign Network is in Italy (or Brazil or Argentina or Paraguay), such customer may make and receive calls using our networks or the networks of other mobile operators in Italy (or Brazil or Argentina or Paraguay) if this foreign Network has an International Roaming Agreement with other Italian (or Brazilian or Argentine or Paraguayan) Operators.

The calls made and received by our customers who use the services of the Foreign Network are billed by the Foreign Network to us at the roaming rate agreed upon in the applicable roaming agreement.  Then, we will bill our end customers according to the specific tariff plan of the subscription they have signed with us.  Likewise, we bill the Foreign Network at the roaming rate agreed upon in the applicable roaming agreement. The Foreign Network will bill its clients for the calls made and received using our networks according to their specific offer to their customer base.  Roaming contracts do not, generally, contemplate other fees or disbursements.

The purpose of all of these roaming agreements is to provide our customers with coverage in areas where we do not own networks. In order to remain competitive and maintain such coverage, we intend to continue maintaining these agreements.

Our total revenues from roaming agreements with networks of the Designated Countries were approximately 0.03 million euros in the first half of 2014 and approximately 0.07 million euros in 2013, 0.07 million euros in 2012 and 0.11 million euros in 2011, detailed as follows:

(thousands of euros)	First half 2014	Year ended December 31,
		2013	2012	2011
Cuba	23.44	47.38	29.62	47.93
Syria	4.69	9.39	25.35	46.93
Sudan	6.62	8.81	15.66	17.09
Total revenues from roaming agreements	34.75	65.58	70.63	111.95

Our total charges from roaming agreements with networks of the Designated Countries were approximately 2.74 million euros in the first half of 2014 and approximately 6.40 million euros in 2013, 4.85 million euros in 2012 and 3.74 million euros in 2011, detailed as follows:

(thousands of euros)	First half 2014	Year ended December 31,
		2013	2012	2011
Cuba	2,707.74	6,342.29	4,788.70	3,646.95
Syria	4.03	9.71	16.91	59.55
Sudan	26.45	45.59	43.00	31.95
Total charges from roaming agreements	2,738.22	6,397.59	4,848.61	3,738.45

Our total receivables from roaming agreements with networks of the Designated Countries were approximately 0.33 million euros as of June 30, 2014, 0.34 million euros as of December 31, 2013, 0.28 million euros as of December 31, 2012 and 0.33 million euros as of December 31, 2011, detailed as follows:

(thousands of euros)	As of June 30, 2014	As of December 31,
		2013	2012	2011
Cuba	38.64	54.13	10.82	36.05
Syria	199.94	195.42	188.65	224.80
Sudan	90.50	87.48	84.20	73.33
Total receivables from roaming agreements	329.08	337.03	283.67	334.18

Our total payables from roaming agreements with networks of the Designated Countries were approximately 0.87 million euros as of June 30, 2014, 3.16 million euros as of December 31, 2013, 0.62 million euros as of December 31, 2012 and 0.97 million euros as of December 31, 2011, detailed as follows:

(thousands of euros)	As of June 30, 2014	As of December 31,
		2013	2012	2011
Cuba	673.48	2,986.31	464.88	531.07
Syria	75.02	71.28	68.34	370.16
Sudan	120.45	98.45	82.83	68.72
Total payables from roaming agreements	868.95	3,156.04	616.05	969.95

The amounts of revenues, charges, receivables and payables are deminimis when compared to our consolidated revenues, operating expenses, trade receivables and trade payables, respectively.

International Carrier Agreements with the Designated Countries

As a rule in the modern telecommunication business, when traffic from a specific network is placed with, or transported through, our networks, we receive a fee from the incoming network. Likewise, when traffic coming from one of our networks is placed with, or transported through, another network, we owe a fee to such network.

The purpose of these agreements is to allow the uninterrupted exchange of international traffic. Consequently, we intend to continue maintaining these agreements.

Our total revenues from traffic from networks located in the Designated Countries to our networks were approximately 4.19 million euros in the first half of 2014 and approximately 7.39 million euros in 2013, 4.39 million euros in 2012 and 3.71 million euros in 2011.

(thousands of euros)	First half 2014	Year ended December 31,
		2013	2012	2011
Cuba	1,849.82	2,451.79	2,146.34	1,750.93
Syria	166.00	317.00	326.00	474.00
Sudan	2,176.00	4,622.00	1,917.00	1,482.00
Total revenues from traffic	4,191.82	7,390.79	4,389.34	3,706.93

Our total charges from traffic to networks in the Designated Countries from our networks were approximately 22.14 million euros in the first half of 2014 and approximately 38.40 million euros in 2013, 64.46 million euros in 2012 and 59.77 million euros in 2011.

(thousands of euros)	First half 2014	Year ended December 31,
		2013	2012	2011
Cuba	18,462.81	32,742.47	56,505.16	52,974.63
Syria	906.00	3,411.00	5,063.00	2,934.00
Sudan	2,770.00	2,252.00	2,895.00	3,858.00
Total charges from traffic	22,138.81	38,405.47	64,463.16	59,766.63

Our total receivables from traffic from networks located in the Designated Countries to our networks were approximately 8.60 million euros as of June 30, 2014, 9.39 million euros as of December 31, 2013, 5.20 million euros as of December 31, 2012 and 4.75 million euros as of December 31, 2011.

(thousands of euros)	First half 2014	Year ended December 31,
		2013	2012	2011
Cuba	499.00	3,270.00	2,461.00	859.00
Syria	1,100.00	934.00	635.00	229.00
Sudan	7,000.00	5,184.00	2,103.00	3,661.00
Total receivables from traffic	8,599.00	9,388.00	5,199.00	4,749.00

Our total payables from traffic to networks in the Designated Countries from our networks were approximately 17.87 million euros as of June 30, 2014, 16.27 million euros as of December 31, 2013, 14.83 million euros as of December 31, 2012 and 15.47 million euros as of December 31, 2011.

(thousands of euros)	First half 2014	Year ended December 31,
		2013	2012	2011
Cuba	1,289.22	3,361.34	5,210.51	7,798.46
Syria (*)	11,023.00	9,999.00	6,974.00	2,008.00
Sudan	5,557.00	2,914.00	2,646.00	5,666.00
Total payables from traffic	17,869.22	16,274.34	14,830.51	15,472.46

(*)	Payables to Syria have increased year on year due to international sanctions which prevented us from making any payments to our Syrian counterparties.

Such amounts of revenues, charges, receivables and payables are deminimis with respect to our consolidated revenues, operating expenses, trade receivables and trade payables, respectively.

Commercial Sale and Distribution Agreements of Office Products

The Olivetti group mainly operates in the office products and services for Information Technology sectors.

The sales by the Olivetti group in the Designated Countries comprised only copying systems, specialized printers for bank tellers and related supply materials and spare parts. Such agreements were terminated in 2011.

In detail:

•	sales in Syria were made through distribution agreements with Hyper Technology (Suite 100, Talli and Ashour Bldg., Malek El Adel St., Mazraah, Damascus, Syria);

•	sales in Sudan were made through distribution agreements with Sudanese Investment & Projects – SIPCO Company LTD (St. 59 King Abdel Aziz Str., New Extens 44390 Amarat Po.Box, Khartoum 11111 Sudan).

In 2011, our total revenues from commercial sale and distribution agreements in Syria and Sudan were approximately 29 thousand euros and 2 thousand euros, respectively. The related receivables totaling 31 thousand euros (of which 29 thousand euros versus Syria and 2 thousand euros versus Sudan) are not yet collected. Since then, there have been no further sales.

* * *

Furthermore, please note as follows:

•
Internet service in Syria. TI Sparkle has been providing Syrian TLC institutional access to Internet by means of Seabone IP ports and data transmission capacity through international cable systems since before 2010. In particular, one Seabone access is provided in Marseille (France) where Syrian TLC connects to our facilities using submarine cable transmission capacity provided by another operator (Cyta). Another Seabone IP port access is provided in Palermo (Italy) together with submarine cable capacity (SMW4 system) till Alexandria (Egypt) where Syrian TLC arrives through its own submarine cable capacity. Furthermore, TI Sparkle provides Syrian TLC with data transmission capacity to its Catania (Italy) Seabone port from Cyprus via Alexandria (Egypt) on IMEWE cable systems. Syrian TLC connects to our facilities in Cyprus through a connection to the circuit ALETAR. The Cyprus-Syria connection is handled by a third party. Our revenues from sales of Internet access to Syria TLC were approximately 149 thousand euros in the first half of 2014 and approximately 247 thousand euros in 2013, 173 thousand euros in 2012 and 254 thousand euros in 2011. Our receivables from sales of Internet access to Syria TLC were approximately 741 thousand euros as of June 30, 2014, 600 thousand euros as of December 31, 2013, 353 thousand euros as of December 31, 2012 and 97 thousand euros as of December 31, 2011. Such amounts are included in the corresponding tables above relating to International Carrier Agreements.

•
Roaming Agreements with Syrian TLC operators.  These agreements remain in effect despite the impact of sanctions on payments. Nonetheless for humanitarian reasons we have elected to maintain such arrangements.

2.
Please discuss the materiality of any contacts with Syria, Sudan and Cuba described in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria, Sudan and Cuba.

Response:

We have set out above the revenues, expenses, receivables and payables expressed in euro amounts relating to the contracts and arrangements described in the answer to question 1.  When compared to our consolidated revenues, expenses, trade receivables and trade payables these amounts are immaterial.

We are aware of, and sensitive to, the sentiments which are expressed in certain legislation which has been adopted by some State legislatures in which State pension funds and other managers of State invested money are required to report on companies in which they have investments which companies do business with countries identified as state sponsors of terrorism.  However, we do believe, although recognizing the sentiment expressed through these statutes, that our normal course of business activities in the Designated Countries is not material with respect to such State statutes. With specific reference to the Group’s core business, our current activities relating to the Designated Countries indeed fall within the scope of the normal course of business of a telecommunication operator, which legitimately receives revenues from, and makes payments to, other network operators from telecommunications traffic (both fixed line and mobile) with countries throughout the world, including the Designated Countries. Given the nature of these activities, and the quantitative non materiality of the same with respect to our consolidated figures, we continue to believe that, in qualitative terms, such activities with the Designated Countries would not be material to a reasonable investor in making an investment decision about our shares.

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We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would like to express our appreciation for your cooperation in these matters and are available to discuss any of our responses with you at your convenience. In that connection, please do not hesitate to contact the undersigned in Rome at 011-39-0636883271; or fax 011-39-0636883338 or our counsel, Mr. Jeffrey M. Oakes (tel: 011-44-20-7418-1386, fax: 011-44-20-7710-4886). Any further questions or comments should be sent directly to the undersigned or Mr. Oakes.

Very truly yours,
/s/ Piergiorgio Peluso
Piergiorgio Peluso
Chief Financial Officer

cc:	Jennifer Hardy Special Counsel Larry Spirgel Assistant Director - Division of Corporation Finance Jeffrey M. Oakes Davis Polk & Wardwell London LLP Paolo Caccini PricewaterhouseCoopers S.p.A.